ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-204908

Dated July 15, 2015

Media release

Media release: July 15, 2015

UBS ETRACS LAUNCHES 2X LEVERAGED S&P MLP INDEX ETN

OFFERING SIGNIFICANT INCOME POTENTIAL

ETRACS 2xMonthly Leveraged S&P MLP INDEX ETN

New York, July 15, 2015 – UBS Investment Bank announced that today is the first day of trading on the NYSE Arca® for the ETRACS 2xMonthly Leveraged S&P MLP Index ETN (NYSE Arca®: MLPV), which is linked to the monthly compounded 2x leveraged performance of the S&P MLP Index (the “Index”).

MLPV Profile

Underlying Index:	S&P MLP Index

2x Index Yield:*	12.49%

Income Potential:	Variable quarterly coupon linked to 2 times the cash distributions, if any, of the Index constituents

*This figure is equal to two times the Index Yield calculated as of June 30, 2015 by the sponsor of the Index, S&P. Investors are not guaranteed any coupon or distribution amount under the ETN.

MLPV Offers Investors:

•	Monthly compounded 2x leveraged exposure to the S&P MLP Index, less investor fees.

•	Significant income potential in the form of a variable quarterly coupon linked to 2x the cash distributions, if any, on the Index constituents.

•	Leverage that is reset monthly, not daily.

“We are pleased to offer investors the opportunity to obtain leveraged exposure to the S&P MLP Index”, said Richard Cea of UBS ETRACS. “We believe MLPV can provide meaningful income potential.”

About the S&P MLP Index

The S&P MLP Index provides investors with exposure to the leading partnerships that trade on the NYSE and NASDAQ. The Index includes both master limited partnerships (MLPs) and publicly traded limited companies (LLCs). The index was created on September 6, 2007, and therefore, has no performance history prior to that date.

Top 10 Index Constituents

Name	Ticker	% Weight
Enterprise Product Partners LP	EPD	14.78%
Energy Transfer Equity LP	ETE	11.25%
Energy Transfer Partners LP	ETP	8.08%
Magellan Midstream Partners	MMP	6.43%
Plains All American Pipeline LP	PAA	6.19%
Williams Partners LP	WPZ	4.54%
Markwest Energy Partners LP	MWE	3.61%
Buckeye Partners LP	BPL	3.61%
Enbridge Energy Partners LP	EEP	2.71%
Targa Resources Partners LP	NGLS	2.21%

Source: S&P; Top 10 constituents as of June 30, 2015

About ETRACS

For further information about ETRACS ETNs, go to www.etracs.com or download the ETRACS Full ETN List.

ETRACS ETNs are exchange-traded notes, an innovative class of investment products offering access to markets and strategies that may not be readily available to investors, and offer unique diversification opportunities in a number of different sectors. ETRACS ETNs may offer:

•	Convenience of an exchange-traded security
•	Transparent exposure to a published index

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca®, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs involves risks including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. You are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement, or product supplement and pricing supplement, for the ETRACS ETNs in which you are interested.

This material is issued by UBS AG and/or an affiliate thereof (“UBS”). Products and services mentioned in this material may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

The S&P MLP Index (the “Index”) is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by UBS AG. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by UBS AG. The ETRACS 2xMonthly Leveraged S&P MLP Index ETN are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the ETRACS 2xMonthly Leveraged S&P MLP Index ETN or any member of the public regarding the advisability of investing in securities generally or in the ETRACS 2xMonthly Leveraged S&P MLP Index ETN particularly or the ability of the S&P MLP Index to track general market performance. S&P Dow Jones Indices’ only relationship to UBS AG with respect to the S&P MLP Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P MLP Index is determined, composed and calculated by S&P Dow Jones Indices without regard to UBS AG or the ETRACS 2xMonthly Leveraged S&P MLP Index ETN. S&P Dow Jones Indices have no obligation to take the needs of UBS AG or the owners of the ETRACS 2xMonthly Leveraged S&P MLP Index ETN into consideration in determining, composing or calculating the S&P MLP Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the ETRACS 2xMonthly Leveraged S&P MLP Index ETN or the timing of the issuance or sale of the ETRACS 2xMonthly Leveraged S&P MLP Index ETN or in the determination or calculation of the equation by which the ETRACS 2xMonthly Leveraged S&P MLP Index ETN is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the ETRACS 2xMonthly Leveraged S&P MLP Index ETN. There is no assurance that investment products based on the S&P MLP Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY UBS AG, OWNERS OF THE ETRACS 2X MONTHLY LEVERAGED S&P MLP INDEX ETN, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND UBS AG, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2015. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

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Notes to Editors

UBS is committed to providing private, institutional and corporate clients worldwide, as well as retail clients in Switzerland, with superior financial advice and solutions while generating attractive and sustainable returns for shareholders. Its strategy centers on its Wealth Management and Wealth Management Americas businesses and its leading universal bank in Switzerland, complemented by its Global Asset Management business and its Investment Bank. These businesses share three key characteristics: they benefit from a strong competitive position in their targeted markets, are capital-efficient, and offer a superior structural growth and profitability outlook. UBS’s strategy builds on the strengths of all of its businesses and focuses its efforts on areas in which it excels, while seeking to capitalize on the compelling growth prospects in the businesses and regions in which it operates. Capital strength is the foundation of its success.

Headquartered in Zurich, Switzerland, UBS has offices in more than 50 countries, including all major financial centers, and approximately 60,000 employees. UBS Group AG is the holding company of the UBS Group. Under Swiss company law, UBS Group AG is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank.

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